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Dividend Dates and Distribution Amount Announced for BlackRock Enhanced Equity Yield Fund, Inc.

New York, September 15, 2008 – The Board of Directors of BlackRock Enhanced Equity Yield Fund, Inc. (NYSE:EEF) (the “Fund”) today announced dividend dates and a distribution rate for the Fund. It is currently expected that this distribution will represent the Fund’s final quarterly distribution prior to the reorganizations of EEF and BlackRock Enhanced Equity Yield & Premium Fund, Inc. (NYSE:ECV) into BlackRock Enhanced Capital & Income Fund, Inc. (NYSE:CII), which were approved by stockholders of each fund on August 29, 2008.

Details of the Fund’s dividend dates and distribution amount are as follows:

Declaration – 9/15/08 Ex-Date – 9/18/08	Record Date – 9/22/08	Payable Date –	9/30/08

Fund	Ticker	Dividend
BlackRock Enhanced Equity Yield Fund, Inc.*	EEF	$0.500000

It is currently expected that the reorganizations described above will conclude on or about November 3, 2008, subject to all regulatory requirements and customary closing conditions being satisfied. In the reorganizations, CII would acquire substantially all of the assets and liabilities of EEF and ECV in a tax free transaction for shares of common stock of CII. Each transaction would occur based on the relative net asset values of CII, EEF and ECV.

CII’s investment objective is to provide investors with a combination of current income and capital appreciation. CII primarily invests in equity securities and utilizes an option writing strategy to enhance current gains.

*In order to comply with the requirements of Section 19 of the Investment Company Act of 1940, as amended, the Fund noted above posted to the DTC bulletin board and sent to their shareholders as of the applicable record date a Section 19 notice with the previous dividend payment. The Section 19 notice was provided not for tax reporting purposes but for informational purposes only. This information can be found in the “Closed-End Funds” section of www.blackrock.com.

About BlackRock

BlackRock, Inc. (“BlackRock”) is one of the world’s largest publicly traded investment management firms. At June 30, 2008, BlackRock’s assets under management were $1.428 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, a growing number of institutional investors use BlackRock Solutions investment system, risk management and financial advisory services. Headquartered in New York City, as of June 30, 2008, the firm has approximately 5,700 employees in 19 countries and a major presence in key global markets, including the U.S., Europe, Asia, Australia and the Middle East. For additional information, please visit the Company's website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

The following factors, among others, could cause actual events to differ materially from forward-looking statements or the Fund’s historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or in the value of assets under management; (3) the relative and absolute investment performance of the Fund; (4) the impact of increased competition; (5) the impact of future acquisitions or divestitures; (6) the unfavorable resolution of any legal proceedings; (7) the extent and timing of any share repurchases; (8) the impact, extent and timing of technological changes and the adequacy of intellectual property protections; (9) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock, Merrill Lynch & Co., Inc. or The PNC Financial Services Group, Inc., or any of their affiliates; (10) terrorist activities and international hostilities, which may adversely affect the general economy, domestic and local financial and capital markets; (11) the ability to attract and retain highly talented professionals; (12) the impact of changes to tax legislation; (13) BlackRock’s ability to successfully carry out the business of CII after the reorganizations; and (14) the election by BlackRock to provide support to its products from time to time.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the Securities and Exchange Commission (the “SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our website is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the upcoming reorganization contains important information and stockholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC’s web site at www.sec.gov.

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